Exhibit 10(i)
PERSONAL & CONFIDENTIAL

June 8, 2018
Steven J. Bandrowczak	John Visentin Vice Chairman and Chief Executive Officer

Dear Steve,	Xerox Corporation 201 Merritt 7 Norwalk, CT 06851

I am pleased to offer you the position of President and Chief Operations Officer, subject to Board approval. This role will report to me in Norwalk, Connecticut and your start date will be June 25, 2018. Your starting base salary for this position will be paid monthly at the annualized rate of $525,000.

You will be eligible to participate in our Annual Performance Incentive Plan (APIP) at an annualized target level of 100% of salary with a payout range of 0 to 2 times target. This plan pays annually based upon the results of both Xerox and your own individual results. Your participation will be prorated for time for 2018.

You will also be eligible to participate in the Executive Long Term Incentive Program (E-LTIP). Your 2019 award will have a target value of $1,750,000. This award will be delivered during the annual cycle in 2019 and will vest between one and three years from the date of grant. Your 2018 award will be prorated at the time of your arrival and will be at the value of $1,312,500 at grant. This grant will occur on the first quarterly grant date following your hire date. Details of these awards will be provided to you upon grant.

Sign-On Cash and Long-Term Incentive Awards

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You will receive a cash sign-on award of $300,000 within 30 days of hire. Should you voluntarily resign prior to the second anniversary of your hire date, you will be required to pay back the full amount to Xerox.

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You will receive a 2018 Restricted Stock Unit (“RSU”) sign-on award with a value of $2,200,000 at the time of initial grant. The grant will occur on the next quarterly grant date following your date of hire and the actual number of RSUs will be based on the closing price of Xerox common stock on the grant date (value divided by stock price). These RSUs will vest 100% on the second anniversary of grant.

As a Corporate Officer of Xerox, you will also be eligible for the following programs:

•	Financial Planning assistance up to $10,000 every two years

•	Eligibility for vacation totaling four weeks per year

•	Participation in the Xerox Universal Life Insurance Program (XUL) for executives that provides a benefit of three times your annual base salary.

As a Corporate Officer ("Executive Officer") as defined, you will be subject to Securities and Exchange Commission (SEC) reporting requirements and to the SEC’s rules related to the valuation and disclosure of executive compensation perquisites. You will receive communications on these topics directly from the Secretary of the Company.

You are also eligible for a severance arrangement if your employment is terminated by Xerox for any reason (other than for cause) as defined herein. Severance benefits will be the equivalent of twelve months of your annual base salary and paid in accordance with our regularly scheduled payroll. In addition, subject to Board approval, you will be provided with a change-in-control agreement that provides for certain payments in the event of involuntary termination not for cause following the occurrence of a change-in-control. The payment of any severance benefits will be contingent upon your execution of both a general release of all claims and an agreement not to engage in detrimental activity as determined by the Company upon your termination.

You will be expected to sign a company provided non-compete/non-solicitation agreement as a condition of your employment. In addition, your role has a requirement to accumulate and maintain a target ownership level in Xerox stock of three times base salary.

The Xerox Total Pay philosophy recognizes that pay is more than just your salary. On your start date, you will be eligible to participate in a comprehensive benefits package that includes medical, dental, vision care, disability, life and accident insurance. Xerox also offers a 401(k) savings plan, which currently includes a dollar-for-dollar company match of 3%. In addition, Xerox offers a supplemental savings plan. When eligible, under this plan, you may defer 3% of your applicable compensation in excess of the IRS limit, which will be matched dollar-for-dollar.

Xerox respects and expects you to honor all of your obligations to your current and former employers. Should you accept this offer of employment, Xerox directs you not to use or disclose any confidential or proprietary information of any former employer in the course of your duties to Xerox. If you accept the offer and begin work at Xerox, and at any time, you feel you would need to use confidential information of a prior employer to perform your Xerox job duties, please notify the Xerox General Counsel and Corporate Secretary. Your Xerox job duties will be revised appropriately.

This offer will remain in effect through June 15, 2018. This offer is also contingent upon your signing of a release for pre-employment background checks (criminal, credit etc.), your signing of a Proprietary Information and Conflict of Interest Agreement and a Non-Compete Agreement, your successfully passing a pre-employment drug-screening test and our receipt of satisfactory responses to appropriate reference checks.

You will receive a separate email with instructions to go into our onboarding website where you will be presented with the option to accept or decline your offer. If you choose to accept the offer, the system will present several pre-employment tasks and forms, including an email to the Background Investigation Authorization form, the Background Investigation Disclosure form and the Drug Screening Consent form. Please respond immediately to the items that are presented as completion of the tasks will progress you through the hiring process. The drug screening test must be completed within three business days of the offer letter date. Failure to do so may result in this offer being rescinded.

We look forward to your acceptance of this offer; we believe that you will make significant contributions to the Corporation. If you have any questions, please feel free to contact Darrell Ford.

Sincerely,

/s/ John Visentin

John Visentin
Vice Chairman and
Chief Executive Officer

Should you choose to join Xerox, your employment is governed by the traditional legal principle of employment at will. This means that either you or Xerox can terminate the employment relationship at any time, for any reason, with or without cause, and with or without advance notice. This offer letter is not a contract of employment and does not guarantee future employment for any fixed duration. To meet its business needs in changing conditions, Xerox reserves the right to unilaterally change or terminate any of its benefit programs subject to applicable law.